Exhibit 99.

PRESS RELEASE

ROSTELECOM REPORTS CONSOLIDATED HALF YEAR 2008 IFRS OPERATING AND
FINANCIAL RESULTS

Moscow – December 8, 2008: Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announced unaudited consolidated results for the first six months of 2008 in accordance with International Financial Reporting Standards (IFRS):

Rostelecom continued to actively diversify its business through the development of innovative services in the first half of 2008. As a result, the Company delivered increases in the following key figures:

•                  First half 2008 OIBDA(1) increased by 14% year on year to RUB 7.8 billion, representing an OIBDA margin of 25%;

•                  Revenue from new and value-added services in the first half of 2008 grew by 45% year on year and totaled more than RUB 4 billion as the Company executed its business diversification;

•                  Rostelecom’s consolidated net profit increased by 4 times year on year to RUB 9.8 billion.

The strong growth in revenue from new and value-added services (RUB 4,157.0 million – a year-on-year increase of 45.1%) in the first half of 2008 was driven by:

•                  Revenue from Internet access services for operators and corporates, which surged by 3.9 times year on year to RUB 1,278.0 million;

•                  Revenue from intelligent network services (INS), which rose by 26.8% year on year to RUB 653.0 million;

•                  Revenue from technical support and customer equipment servicing, which increased by 53.3% year on year to RUB 627.0 million.

Rostelecom attracted additional incoming international traffic volume to the Company’s network by successfully partnering with international operators. In the first half of 2008, incoming international traffic rose by 9.4% compared to the same period a year ago.

Rostelecom’s first half 2008 operating profit increased by 1.5 times year on year to 4,237.0 million. Operating margin improved to 13.5%. This was mainly driven by a decrease in operating expenses due to the elimination of a compensation surcharge as of January 1, 2008(2), as well as other factors. Compared to the first half of 2007 the Company’s operating expenses amounted to RUB 27,162.0 million – a year-on-year decrease of 5.7%.

Consequently, OIBDA rose by 14.0% year on year to RUB 7,846.0 million representing an OIBDA margin of 25.0%.

(1) OIBDA is a non-U.S. GAAP and non-IFRS financial measure, which the Company defines as operating income before depreciation, amortization, loss from impairment of PP&E, goodwill and other intangible assets as well as loss (gain) on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP or IFRS.

(2) According to regulatory requirements, from January 1, 2006 through January 1, 2008 Rostelecom as a long-distance operator was obligated to pay a compensation surcharge to local and intra-regional operators occupying a “significant position” in the market for the initiation of DLD/ILD calls.

Other income for the first half of 2008 amounted to RUB 9,030.0 million from RUB 406.0 million in the same period of 2007, up 22 times year on year. The increase is due to additional income from the sale of investments as well as higher net interest income that offset a foreign exchange loss.

Due to ongoing business process optimization and the streamlining of the Company’s organizational structure, headcount for Rostelecom and its subsidiaries was reduced from approximately 22.9 thousand employees as of June 30, 2007 to approximately 22.4 thousand employees as of June 30, 2008 – a year-on year decrease of 2.6%.

First half 2008 consolidated financial statements include the results of operations of Rostelecom and its subsidiaries - Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT and others. Consolidated financial statements for the first six months of 2008 do not include assets, liabilities and operating results of RTComm.RU as Rostelecom only acquired full control over this company in July 2008. RTComm.RU’s assets, liabilities and results of operations will be included in the Rostelecom’s FY 2008 consolidated financial statements.

Rostelecom will host its first half 2008 results conference call on December 8, 2008 beginning at 9.30 AM (Eastern US) / 2.30 PM (London) / 5.30 PM (Moscow). A listen-only webcast of the call will be available both live, and for replay purposes, on the Investor Center page of Rostelecom’s website at www.rt.ru/en/icenter.

Appendices:

1.               Financial highlights: First half 2008 versus first half 2007 in RUB;

2.               Traffic and revenue figures for the first half of 2008 versus the first half of 2007;

3.               Condensed consolidated interim profit and loss statements for the six months ended June 30, 2008 and June 30, 2007 in RUB;

4.               Condensed consolidated interim balance sheets as of June 30, 2008 and December 31, 2007 in RUB.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru

Appendix I

Financial highlights: First half 2008 versus first half 2007 in RUB

RUR million	6 mo 2008	6 mo 2007	% change, y-o-y
Revenue	31,399	31,742	-1.1%
Operating expenses, incl.	27,162	28,812	-5.7%
Depreciation	3,670	3,931	-6.6%
Gain/ (loss) on disposal of property, plant and equipment	61	(22)	n.a.
OIBDA	7,846	6,883	14.0%
OIBDA margin, %	25.0%	21.7%	n.a.
Operating income	4,237	2,930	44.6%
Operating margin, %	13.5%	9.2%	n.a.
Net profit	9,827	2,545	286.1%
Net margin, %	31.3%	8.0%	n.a.

Appendix II

Traffic and revenue figures for the first half of 2008 versus the first half of 2007

	H1 2008	H1 2007	% change, y-o-y

DLD traffic

Traffic, mln min	5,006.5	5,046.8	-0.8%

Revenue, RUB mln	14,693.0	16,096.0	-8.7%

Outgoing ILD traffic

Traffic, mln min	936.3	963.6	-2.8%

Revenue, RUB mln	5,829.0	6,289.0	-7.3%

International operators

Traffic, mln min	1,543.6	1,411.3	9.4%

Revenue, RUB mln	2,765.0	2,570.0	7.6%

Leased line services

Revenue, RUB mln	3,955.0	3,922.0	0.8%

Other

Revenue, RUB mln, incl.	4,157.0	2,865.0	45.1%
Internet access for operators and corporates	1,278.0	325.0	by a factor of 3.9
Intelligent network services (INS)	653.0	515.0	26.8%
Customer equipment servicing	627.0	409.0	53.3%

Appendix III

Condensed consolidated interim profit and loss statements for the six months ended June 30, 2008 and June 30, 2007 in RUB

RUB million	6mo 2008	6mo 2007	% change, y-o-y
Revenue from telephone traffic transmission	23,287.0	24,955.0	-6.7%
DLD	14,693.0	16,096.0	-8.7%
Outgoing ILD	5,829.0	6,289.0	-7.3%
Incoming ILD (termination and transit)	2,765.0	2,570.0	7.6%
Revenue from leased line services	3,955.0	3,922.0	0.8%

Other revenue	4,157.0	2,865.0	45.1%
Total revenue	31,399.0	31,742.0	-1.1%
Payments to Russian operators	(11,979.0)	(13,775.0)	-13.0%
Payments to international operators	(3,581.0)	(3,895.0)	-8.1%
Wages, salaries, etc.	(4,449.0)	(3,637.0)	22.3%
Taxes other than on income	(297.0)	(334.0)	-11.1%
Bad debt recovery/ (expense)	118.0	(191.0)	n.a.
Other operating expenses	(3,365.0)	(3,027.0)	11.2%
Total operating expenses before depreciation and gain/loss on disposal of PP&E	(23,553.0)	(24,859.0)	-5.3%
OIBDA	7,846.0	6,883.0	14.0%
OIBDA margin,%	25.0%	21.7%	n.a.
Depreciation	(3,670.0)	(3,931.0)	-6.6%
Gain/ (loss) on disposal of property, plant and equipment	61.0	(22.0)	n.a.
Total operating expenses	(27,162.0)	(28,812.0)	-5.7%
Operating profit	4,237.0	2,930.0	44.6%
Operating margin,%	13.5%	9.2%	n.a.
(Loss)/ gain from associates	(22.0)	121.0	n.a.

Other income, incl.	9,030.0	406.0	by a factor of 22.2
Interest expense	(115.0)	(95.0)	21.1%
Interest income	876.0	413.0	112.1%
Income from sale of investments	8,666.0	—	n.a.
Foreign exchange (loss)/ gain, net	(409.0)	62.0	n.a.
Other non-operating income, net	12.0	26.0	-53.8%

Income before tax and minority interest	13,245.0	3,457.0	283.1%
Current tax charge	(3,392.0)	(1,192.0)	184.6%
Deferred tax (charge)/ benefit	(26.0)	280.0	n.a.
Income tax expense	(3,418.0)	(912.0)	274.8%

Net income, attributable to:	9,827.0	2,545.0	286.1%
Equity holders of the parent	9,826.0	2,543.0	286.4%
Minority interest	1.0	2.0	-50.0%
Net margin,%	31.3%	8.0%	n.a.

Appendix IV

Condensed consolidated interim balance sheets as of June 30, 2008 and December 31, 2007 in RUB

RUB million	Jun. 30, 2008	Dec. 31, 2007	% change, y-o-y
ASSETS
Non-current Assets, incl.	43,163	53,586	-19.5%
Property, plant and equipment	37,794	38,480	-1.8%
Current Assets, incl.	33,011	19,858	66.2%
Accounts receivable, net	9,799	8,429	16.3%
Short-term investments	7,332	6,920	6.0%
Cash and cash equivalents	12,806	3,284	290.0%
Total Assets	76,174	73,444	3.7%

EQUITY AND LIABILITIES
Shareholders’ equity, incl.	57,343	56,153	2.1%
Minority interest	27	26	3.8%
Current liabilities, incl.	16,054	12,335	30.2%
Current portion of long-term loans	2,504	2,585	-3.1%
Non-current liabilities, incl.	2,777	4,956	-44.0%
Long-term loans - net of current portion	71	172	-58.7%
Deferred tax liabilities	1,965	4,119	-52.3%
Total Liabilities	18,831	17,291	8.9%
Total Equity and Liabilities	76,174	73,444	3.7%

Net debt(1)	-17,563	-7,447	135.8%

(1)          Net debt is calculated as the sum of long-term loans and short-term borrowings minus cash and cash equivalents and short-term investments.